SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: March 6, 2003

                             Koninklijke Ahold N.V.
             -------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
             -------------------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
             -------------------------------------------------------
                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
    -------------------------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                      -----------------

                                     0-18898
             -------------------------------------------------------
                            (Commission File Number)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                       ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

          Koninklijke Ahold N.V. (the "Company") received a letter in Dutch from Deloitte & Touche Accountants ("Deloitte"), the Company's independent auditor, dated February 24, 2003 (the "D&T Letter") announcing that Deloitte no longer maintains its auditors' opinions in connection with the annual accounts of the Company for 2000 and 2001 and it no longer permits publication of those opinions. The Company filed the D&T Letter with the Amsterdam Chamber of Commerce on March 5, 2003. The notification referred to in the D&T Letter is the Company's press release dated February 24, 2003 announcing that, among other things, the Company will be required to restate its fiscal years 2000 and 2001 financial statements (the "Press Release"). An unofficial English translation of the D&T Letter is attached hereto as Exhibit 1. A copy of the Press Release is attached hereto as Exhibit 2. In light of the Company's announcement regarding the restatement and the D&T Letter, the auditors' opinions with respect to the Company's fiscal years 2000 and 2001 financial statements should no longer be relied upon.

          This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statement on Form S-8 (No. 333-10044, No. 333-09774 and No. 333-70636) and to be a part of such prospectuses from the date of the filing thereof.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KONINKLIJKE AHOLD N.V.


Date:  March 6, 2003                    By:      /s/   M.P.M de Raad
                                           -------------------------------------
                                           Name:   M.P.M. de Raad
                                           Title:  Executive Vice President

                                LIST OF EXHIBITS



The following exhibit has been filed as part of this Form 6-K:


Exhibits       Description

1. Unofficial English translation of Deloitte & Touch letter dated February 24, 2003

2. Press Release of Koninklijke Ahold N.V. dated February 24, 2003 (Incorporated herein by reference to Exhibit 1 to the Report on Form 6-K filed with the Securities and Exchange Commission by Koninklijke Ahold N.V. on February 24, 2003.)